UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

RedHill Biopharma Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value per share

(Title of Class of Securities)

M8208M118

(CUSIP Number)

June 13, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8208M118

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ibex Investors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,522,040*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,522,040*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,522,040*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

_________________

* The Reporting Persons beneficially own 1,452,204 American Depository Shares representing 14,522,040 Ordinary Shares. The information above is given as of the end of business on June 14, 2019, the business day before the date of filing of this Schedule 13G.

CUSIP No. M8208M118

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Justin B. Borus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,522,040*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,522,040*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,522,040*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

_________________

* The Reporting Persons beneficially own 1,452,204 American Depository Shares representing 14,522,040 Ordinary Shares. The information above is given as of the end of business on June 14, 2019, the business day before the date of filing of this Schedule 13G.

CUSIP No. M8208M118

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ibex Israel Fund LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,522,040*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,522,040*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,522,040*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

 _________________

* The Reporting Persons beneficially own 1,452,204 American Depository Shares representing 14,522,040 Ordinary Shares. The information above is given as of the end of business on June 14, 2019, the business day before the date of filing of this Schedule 13G.

CUSIP No. M8208M118

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ibex GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,522,040*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,522,040*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,522,040*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

_________________

* The Reporting Persons beneficially own 1,452,204 American Depository Shares representing 14,522,040 Ordinary Shares. The information above is given as of the end of business on June 14, 2019, the business day before the date of filing of this Schedule 13G.

CUSIP No. M8208M118

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ibex Investment Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,522,040*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,522,040*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,522,040*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

_________________

* The Reporting Persons beneficially own 1,452,204 American Depository Shares representing 14,522,040 Ordinary Shares. The information above is given as of the end of business on June 14, 2019, the business day before the date of filing of this Schedule 13G.

CUSIP No. M8208M118

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ibex Investment Holdings II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,522,040*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,522,040*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,522,040*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

_________________

* The Reporting Persons beneficially own 1,452,204 American Depository Shares representing 14,522,040 Ordinary Shares. The information above is given as of the end of business on June 14, 2019, the business day before the date of filing of this Schedule 13G.

Item 1.

(a)	The name of the issuer is RedHill Biopharma Ltd. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 21 Ha’arba’a Street, Tel Aviv 6473921, Israel.

Item 2.

(a)	This Schedule 13G (this “Statement” or this “Schedule 13G”) is being filed by: (1) Justin B. Borus; (2) Ibex Investors LLC, a Colorado limited liability company (the “Investment Manager”); (3) Ibex Israel Fund LLLP, a Delaware limited liability limited partnership (the “Fund”); (4) Ibex GP LLC, a Colorado limited liability company (the “General Partner”); (5) Ibex Investment Holdings LLC, a Delaware limited liability company (“IM Holdings”); and (6) Ibex Investment Holdings II LLC, a Delaware limited liability company (“GP Holdings”) (all of the foregoing, collectively, the “Reporting Persons”). The Fund is a private investment vehicle. The Fund directly beneficially owns the Ordinary Shares (as defined below) reported in this Statement. The Investment Manager is the investment manager of the Fund. IM Holdings is the sole member of the Investment Manager. The General Partner is the general partner of the Fund. GP Holdings is the sole member of the General Partner. Justin B. Borus is the manager of the Investment Manager, IM Holdings, the General Partner and GP Holdings. Justin B. Borus, the Investment Manager, IM Holdings, the General Partner and GP Holdings may be deemed to beneficially own the Ordinary Shares directly beneficially owned by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is c/o Ibex Investors LLC, 3200 Cherry Creek South Drive, Suite 670, Denver, CO 80209.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Ordinary Shares, NIS 0.01 par value per share (the “Ordinary Shares”).

(e)	The CUSIP Number of the Ordinary Shares is M8208M118. The CUSIP Number of the related ADRs is 757468103.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[_] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on June 14, 2019, the business day prior to the date of filing of this Schedule 13G.

As of the Event Date of June 13, 2019, the Fund owned 1,420,400 American Depository Shares representing 14,204,000 Ordinary Shares, which equaled 5.0% of all outstanding Ordinary Shares.

The percentages of beneficial ownership contained herein are based on 283,686,908 Ordinary Shares outstanding as of May 16, 2019, as reported by the Issuer in its Form 6-K filed on May 16, 2019.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)       Not applicable.

(b)       Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2019

Justin B. Borus

Ibex Investors LLC

Ibex Israel Fund LLLP

Ibex GP LLC

Ibex Investment Holdings LLC

Ibex Investment Holdings II LLC

By: /s/ Justin B. Borus

Justin B. Borus, for himself and as the Manager of each of the Investment Manager, IM Holdings, the General Partner (for itself and on behalf of the Fund) and GP Holdings

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, NIS 0.01 par value per share, of RedHill Biopharma Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: June 17, 2019

Justin B. Borus

Ibex Investors LLC

Ibex Israel Fund LLLP

Ibex GP LLC

Ibex Investment Holdings LLC

Ibex Investment Holdings II LLC

By: /s/ Justin B. Borus

Justin B. Borus, for himself and as the Manager of each of the Investment Manager, IM Holdings, the General Partner (for itself and on behalf of the Fund) and GP Holdings